Exhibit 12.1
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Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

	Nine Months
	Ended August 31,	Years Ended November 30,
	2008	2007	2006	2005	2004	2003
EARNINGS
Income (loss) from continuing operations before income taxes (a)	$(674,947)	$(1,460,770)	$571,847	$1,201,534	$642,184	$488,510

Add:
Interest incurred	123,029	199,550	237,801	164,245	140,602	119,335
Amortization of premiums and discounts related to debt	2,942	2,478	2,441	1,550	1,617	1,769
Portion of rent expense considered to be interest	12,326	28,464	27,657	19,294	14,073	11,283
Amortization of previously capitalized interest	86,258	171,496	143,249	100,971	77,266	68,273
Distribution of earnings of unconsolidated joint ventures, net of equity in income (loss)	87,809	194,274	34,383	(2,242)	(2,302)	(271)
Deduct:
Interest capitalized	(112,641)	(186,560)	(221,074)	(142,738)	(121,241)	(93,676)

Income (loss) as adjusted	$(475,224)	$(1,051,068)	$796,304	$1,342,614	$752,199	$595,223

FIXED CHARGES
Interest incurred	$123,029	$199,550	$237,801	$164,245	$140,602	$119,335
Amortization of premiums and discounts related to debt	2,942	2,478	2,441	1,550	1,617	1,769
Portion of rent expense considered to be interest	12,326	28,464	27,657	19,294	14,073	11,283

	$138,297	$230,492	$267,899	$185,089	$156,292	$132,387

Ratio of earnings to fixed charges	(a )	(a )	2.97	7.25	4.81	4.50

Coverage deficiency	$(613,521)	$(1,281,560)	$—	$—	$—	$—

The ratio of earnings to fixed charges are computed on a consolidated basis excluding the French discontinued operations.

(a)	Earnings for the nine months ended August 31, 2008 and year ended November 30, 2007 were insufficient to cover fixed charges for the period by $613.5 million and $1.28 billion, respectively.